Fairholme Funds, Inc.
4400 Biscayne Blvd.
Miami, FL 33137

June 4, 2008

FILED VIA EDGAR

Ms. Patricia Williams
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Fairholme Funds, Inc. (the “Company”)
File Nos.: 333-88517 and 811-09607

Dear Ms. Williams:

The Company respectfully requests, pursuant to Rule 461 under the 1933 Act, that Post-Effective Amendment No. 13 to the Registration Statement filed on Form N-1A on Friday, May 23, 2008 be accelerated to become effective on or before June 23, 2008.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the Company’s principal underwriter, requesting that effectiveness of Post-Effective Amendment No. 13 be accelerated to on or before June 23, 2008.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (973) 379-6557.

Sincerely,

/s/Kathryn Battistella

Kathryn Battistella
Chief Compliance Officer
Fairholme Funds, Inc.

Attachment

Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 4, 2008

FILED VIA EDGAR

Ms. Patricia Williams
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Fairholme Funds, Inc. (the “Company”)
File Nos.: 333-88517 and 811-09607
REQUEST FOR ACCELERATION

Dear Ms. Williams:

As the principal underwriter of the Company and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the amendment to the Company’s Registration Statement filed on Form N-1A on Friday, May 23, 2008 be accelerated to on or before June 23, 2008.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

/s/James Schoenike

James R. Schoenike
President